Mail Stop 3561

July 21, 2006

Mr. Moray P. Dewhurst
Chief Financial Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

> **Re:** **FPL Group, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 23, 2006**
> **File No. 1-8841**
>
> **Florida Power & Light Company**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 23, 2006**
> **File No. 2-27612**

Dear Mr. Dewhurst:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FPL Group, Inc. Form 10-K for the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Please summarize for us the operating performance of FiberNet and tell us what consideration was given to summary discussion of the net results. We realize that you include FiberNet in your Corporate segment, however we did not see any discussion relative to the operating performance of this company in management's discussion. In this regard, we note a $203 million investment in this entity and a discussion of investing $55 million of additional new capital over the next five years. Please advise.

2. Your liquidity discussion does not fully address the cash flow effects of operating activities that are significant to your liquidity position. For example we note the significant storm-related costs for 2004 and 2005 as well as the increase in capital expenditures at FPL resulted in an outflow of cash for the years affected. It is not clear from your discussion the extent to which such cash flow deficiencies were covered by borrowings or margin cash deposits. We believe a more integrated discussion that focuses on the significant changes for at least the most recent fiscal year could be helpful to an investors understanding of your cash flows as well as the security of distributions. Please advise.

Note 1. Summary of Significant Accounting and Reporting Policies

3. Please advise why Schedule II is unnecessary for the reserve associated costs expected to be incurred in connection with planned major maintenance activities pursuant to Rule 12-09 of Regulation S-X.

4. We assume the amount of unbilled revenue for FPL Energy at December 31, 2004 is nominal, if not, please advise. In this regard, we note the amount disclosed for the current year ended December 31, 2005 of $30 million. You may want to consider comparative disclosures of such amounts in the future.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant

Mr. Moray P. Dewhurst
FPL Group, Inc.
July 21, 2006
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